OLSHAN
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP

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                        September 9, 2005                FACSIMILE: 212.451.2222

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BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Nicholas P. Panos

            Re:  COMPUTER HORIZONS CORP. (THE "COMPANY")
                 PRELIMINARY SCHEDULE 14A FILED ON SEPTEMBER 2, 2005
                 FILED BY THE COMPUTER HORIZONS FULL VALUE COMMITTEE
                 FILE NO. 0-07282

Dear Mr. Panos:

            We acknowledge  receipt of the letter of comment dated  September 8,
2005 from the Staff (the "Comment  Letter") with regard to the  above-referenced matter.  We have  reviewed the Comment  Letter with The Computer  Horizons  Full
Value Committee and provide the following  supplemental  response on its behalf.
Unless otherwise indicated,  the page references below are to the marked version of the  enclosed  paper copy of the  Preliminary  Schedule 14A filed on the date hereof.  Capitalized  terms used  herein  and not  separately  defined  have the meanings  given to them in the  Preliminary  Schedule  14A.  Our  responses  are numbered to correspond to your comments.

GENERAL

     1.     The Committee  confirms that the Proxy Statement has been amended to reflect  that  the  proposed  merger  was not  approved.  The  Proxy
            Statement has also been revised to discuss the status of the lawsuit with the Company and other updates necessary for investors.

     2.     The Staff  has  asked  the  Committee  to  provide  support  for its statement  that  ADP  will  be able to  determine  whether  security holders  who voted on the Mailing  Record Date held their  Shares on the Record Date.  The  Committee's  proxy  solicitor  received  oral

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September 9, 2005

            confirmation  from  ADP that it has the  capacity  to  perform  this reconciliation, that ADP has done this in the past and that ADP will perform the reconciliation in this solicitation. The Proxy Statement has also been revised to clarify that the first mailing will only be to  shareholders  who held their  Shares in "street  name" as of the
            Mailing  Record Date. See page 3 of Proxy  Statement.  The Committee has no  arrangement  or  understanding  with the  Company  that will enable it to obtain a list of the  holders of record on the  Mailing
            Record Date or on the Record Date.  On September 8, 2005,  Crescendo
            Partners mailed to the Company a new demand for shareholders list of the holders of record as of the Record Date.

3.          All references  that the Proxy Card will be used with respect to any other matters that may properly come before the Special Meeting that
            are  unknown  to  the   Committee  a  reasonable   time  before  the
            solicitation  have  been  deleted.  See  pages  3 and  29  of  Proxy
            Statement and Proxy Card.

PROPOSAL NO. 1
REMOVAL OF EXISTING DIRECTORS SERVING ON COMPUTER HORIZONS BOARD
REASONS FOR REMOVING EXISTING DIRECTORS
DISMAL SHARE PRICE PERFORMANCE

     4.     The disclosure has been revised to provide year-by-year price ranges of the Shares.  These price ranges show the precipitous  drop in the
            Share price  during 1999 and the recovery  since then which,  in our opinion,  does not  inappropriately  skew the  data.  See page 13 of
            Proxy Statement.

ILL-ADVISED PROPOSED MERGER WITH ANALYSTS

     5.     The disclosure has been revised as requested.  See pages 11 to 12 of
            Proxy Statement.

     6.     [Skipped]

     7.     The disclosure  has been revised as requested.  See page 13 of Proxy
            Statement.

PROPOSAL NO. 3

     8.     The disclosure  has been revised as requested.  See page 16 of Proxy
            Statement.

CHANGE OF CONTROL PROVISIONS

     9.     All  disclosure  on  the  change  of  control  provisions  has  been extracted  from the  Company's  latest proxy  statement.  As, to our knowledge, the employment agreements and SERPs of a vast majority of the employees  are not available on EDGAR,  the Committee has stated
            that the Nominees intend to review such  agreements if elected.  The
            Committee  does not  believe  that it has stated or even  insinuated
            that   certain   change  of  control   payments   would  not  become
            automatically  due and  payable  upon the  removal of the  incumbent board. In fact, the Company's own  disclosure,  which is included in the  Committee's  Proxy  Statement,  states  that not all  change of control provisions would be automatically triggered.

September 9, 2005

     10.    The Committee has only reviewed the employment  agreements and SERPs between  members of management and the Company that are available on
            EDGAR.  To our  knowledge,  the  employment  agreements and SERPs of
            William J.  Murphy,  Michael Shea and John  Ferdinandi  are publicly available. The Proxy Statement has been revised to disclose that the
            Committee's  counsel is in the process of reviewing  the  agreements that are publicly available and has not reached any conclusion as to their terms. See page 21 of Proxy Statement.

     11.    The  statement,  "The above  disclosure  has been extracted from the
            Management Proxy Statement" remains accurate.

                                    * * * * *

            The Staff is invited to contact the undersigned with any comments or questions it may have. We would  appreciate your prompt advice as to whether the
Staff has any further comments.

                                                     Very truly yours,

                                                     /s/ Steven Wolosky

                                                     Steven Wolosky

Enclosures

cc:  Eric Rosenfeld
     Alan Bazaar